SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                        FORM 11-K
                                      ANNUAL REPORT
                             Pursuant to Section 15(d) of the
                              Securities Exchange Act of 1934


(Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2009

                                   OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ________ to _____________.


Commission file number 1-8729

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              UNISYS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               UNISYS CORPORATION
                          801 Lakeview Dr., Suite 100
                          Blue Bell, Pennsylvania 19422

                                REQUIRED INFORMATION

                                 Unisys Savings Plan

                     Financial Statements and Supplemental Schedule

                         Years ended December 31, 2009 and 2008
     (With Report of Independent Registered Public Accounting Firm Thereon)



                                      CONTENTS


Report of Independent Registered Public Accounting Firm                        1

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2009 and 2008 2 Statements of Changes in Net Assets Available for Benefits - Years Ended
   December 31, 2009 and 2008                                                  3
Notes to Financial Statements                                                  4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets
   (Held at End of Year) - December 31, 2009                                  13

Exhibit Index                                                                 15

            Report of Independent Registered Public Accounting Firm


The Plan Administrator
Unisys Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Unisys Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Philadelphia, PA
June 28, 2010

                               UNISYS SAVINGS PLAN
                Statements of Net Assets Available for Benefits
                           December 31, 2009 and 2008
                                 (In thousands)


                                                2009                 2008
                                            ------------------------------------
Investments (at fair value)                  $1,836,013            $1,533,312
Participants' loans                              11,020                12,719
Employer contributions receivable                   --                  4,375
                                            ------------           ----------
      Net assets available for
        benefits before adjustment
        to contract value                     1,847,033             1,550,406

Adjustment from fair value to contract
  value for fully benefit-responsive
  investment contracts                             (491)                6,875
                                            ------------           ----------

      Net assets available for benefits      $1,846,542            $1,557,281
                                            ============           ==========

See accompanying notes to financial statements.

                               UNISYS SAVINGS PLAN
             Statements of Changes in Net Assets Available for Benefits
                       Years ended December 31, 2009 and 2008
                                 (In thousands)


                                                  2009                    2008
                                              ----------------------------------
Additions to net assets attributed to:
  Investment income:
      Interest and dividend income            $   31,673            $   61,179
      Net appreciation in fair value
        of investments                           405,391                   --
                                              ----------            ----------
                                                 437,064                61,179
                                              ----------            -----------

  Contributions:
      Employer                                       --                 43,349
      Employee                                    62,794                81,509
                                              ----------            -----------
                                                  62,794               124,858
                                              ----------            -----------
          Total additions                        499,858               186,037
                                              ----------            -----------

Deductions from net assets attributed to:
  Net depreciation in fair value
    of investments                                   --                777,218
  Benefits paid to participants                  210,473               259,670
  Administrative and other expenses                  124                   217
                                              ----------            -----------
          Total deductions                       210,597             1,037,105
                                              ----------            -----------
          Net increase (decrease)                289,261              (851,068)

Net assets available for benefits:
  Beginning of year                            1,557,281             2,408,349
                                              ----------            -----------
  End of year                                 $1,846,542            $1,557,281
                                              ==========            ===========

See accompanying notes to financial statements.

                              UNISYS SAVINGS PLAN
                         Notes to Financial Statements
                           December 31, 2009 and 2008


1.   PLAN DESCRIPTION

The Unisys Savings Plan (the Plan) is a defined contribution plan that covers nonbargaining employees paid from a United States payroll of Unisys Corporation (the Company) and bargaining unit employees whose collective bargaining agreement provides for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participants should refer to the Plan document, summary plan description and their respective bargaining unit agreement, if applicable, for complete information.

(a) Contributions

Each plan year, participants may contribute up to 30% or 18% of their pretax eligible compensation up to the prescribed Internal Revenue Code of 1986, as amended (the Code) limit, depending on their classification as a non-highly compensated or highly compensated employee, respectively. Participants who are age 50 or older and meet certain other plan requirements regarding contributions may make catch-up contributions to the Plan. Participants may also make after-tax contributions up to 6% of their eligible compensation. Commencing January 1, 2007 the Company can make a nondiscretionary matching contribution in Company Common Stock or cash, as determined by the Company in its sole discretion, equal to 100% of the first 6% of eligible compensation deferred by the participant on a pretax basis. The Plan also allows for rollover contributions from other qualified defined contribution plans. Effective January 1, 2009, the Company elected to suspend the company match. Employees are still eligible to make unmatched pretax and after-tax contributions.

(b) Investment Options

Participants may elect to have their current contributions and existing account balances invested in certain investment options offered and managed by Fidelity Management & Research Company and Fidelity Management Trust Company (Fidelity). Information regarding the investment options is provided to each participant through electronic media, or printed media upon request, and prepared materials provided by the Company and in each investment fund's prospectus made available by Fidelity.

(c) Participant Accounts

Each participant's account is credited with the participant's contributions, matching contributions from the Company and allocations of Plan earnings (losses) and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is equal to the vested portion of his or her account.

(d) Vesting and Forfeitures

Plan participants who were actively employed on January 1, 2000 or later are immediately vested in their account balances at all times. Before January 1, 2000, participants were fully vested after five years of services, as defined in the Plan document.

(e) Participant Loans

Participants may borrow from their Plan accounts up to a maximum equal to the lesser of: (i) the lesser of $50,000 or 50% of their vested account balance; or
(ii) the greater of $10,000, or one-half of the value of the vested portion of the employee's accounts under all plans maintained by the Company and all affiliates. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate of interest that is commercially reasonable, as determined by the Plan Manager. A participant may not have more than one loan outstanding. Principal and interest is paid ratably through payroll deductions. Participant loans outstanding at December 31, 2009 bear interest ranging from 4.0% to 10.5%. As of December 31, 2009, participant loan maturity dates ranged from January 2010 to January 2025. Participant loans are valued at amortized cost.

(f) Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested balance of his or her account or elect to rollover his or her balance into an eligible retirement plan as defined in the Code, including another qualified plan the terms of which permit the acceptance of rollover distributions. Upon death, disability, or retirement, a participant may elect to receive payments in the form of an annuity or annual installments payable to the participant or his or her estate over a period no greater than the joint life expectancy of the participant and his or her beneficiary. Plan participants also may receive in-service withdrawals in certain circumstances as defined in the Plan.

(g) Plan Termination

The Company has the right under the Plan to discontinue its matching contributions and/or to terminate the Plan at any time subject to the provisions of ERISA. As of December 31, 2009, the Company has not expressed any intent to terminate the Plan. In the event of plan termination, participants remain 100% vested in their accounts.

2.   SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Accounting

The accompanying financial statements were prepared under the accrual basis of accounting, except for benefit distributions, which are recorded when paid.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent net asset values of shares held by the Plan at year-end. The fair value of the participation units owned in the commingled pool fund are based on quoted redemption values on the last business day of the plan year. Shares of Unisys common stock are valued at the closing market price on the last day of the plan year.

The Unisys Interest Income Fund includes investments in synthetic guaranteed investment contracts issued principally by insurance companies and financial institutions. As required by accounting rules, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. All participant-initiated transactions with the fund are permitted at contract value. Withdrawals may not be transferred to competing (short-term bond) funds for 90 days. No other conditions, limits, or restrictions apply to participant-initiated transactions to or from the Interest Income Fund. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. The Plan Administrator does not believe that the occurrence of any of these events which would limit the Plan's availability to transact at contract value is probable of occurring. No reserves have been provided or are considered necessary against contract values for credit risk of contract issuers or otherwise. Crediting interest rates as of December 31, 2009 and 2008 ranged from 0.26% to 2.04% and 2.16% to 4.11%, respectively. Interest rates are set at the time the contract is negotiated and, depending on the terms of the contract, are fixed through the maturity date or are re-set monthly or quarterly. The average yield on the contracts was 2.51% and 4.58% for 2009 and 2008, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) Recent Accounting Pronouncements

In 2009, the Plan adopted the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (the Codification). The Codification is not expected to change U.S. generally accepted accounting principles but combines all nongovernmental authoritative standards into a comprehensive, topically organized online database. All other accounting literature excluded from the Codification will be considered nonauthoritative. All references to authoritative accounting literature have been made in accordance with the Codification.

In September 2009, the Plan adopted FASB authoritative guidance that establishes the accounting for, and disclosure of, material events that occur after the balance sheet date but before the financial statements are issued. In general, these events will be recognized if the condition existed at the date of the balance sheet, but will not be recognized if the condition did not exist at the balance sheet. Disclosure is required for nonrecognized events if required to keep the financial statements from being misleading. This guidance is very similar to previous guidance provided in auditing literature. The adoption of this new guidance did not result in significant changes in practice and did not have a material impact on the Plan.

For the year ended December 31, 2009, the Plan adopted an ASC update for fair value measurements and disclosures related to certain alternative investments. The guidance permits the use of a qualifying investment's net asset value per share to estimate fair value, as a practical expedient to measuring fair value. The update also requires additional disclosure by category of investment about the nature and risks of investments within its scope that are measured at fair value on a recurring on nonrecurring basis. This update was effective for the Plan for the year ended December 31, 2009. The adoption of this new guidance did not have an impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

In January 2010, the FASB issued another update to the fair value measurements and disclosures topic, requiring additional disclosures regarding fair value measurements, amending disclosures about post-retirement benefit plan assets and providing clarification regarding the level of disaggregation of fair value disclosures by investment class. The provisions of this update to the fair value measurements and disclosures topic are effective for reporting periods beginning after December 15, 2009, except for certain Level 3 disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. The Plan is currently evaluating the impact of the adoption of this update to the fair value measurements and disclosures topic effective as of January 1, 2010.

3.   FAIR VALUE MEASUREMENT

Accounting rules have established a fair value hierarchy that encourages the use of observable inputs when measuring fair value, but allows for unobservable inputs when observable inputs do not exist. The following provides a description of the three levels of inputs used to measure fair value and the types of Plan investments.

Level 1 - Quoted prices in active markets for identical investments

Common Stock, Mutual Funds, and Money Market Funds

These investments are valued using quoted prices in an active market. Units of registered investment companies are public investment securities valued using the Net Asset Value (NAV) provided by the Trustee. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Level 2 - Inputs other than Level 1 prices that are observable, either directly or indirectly, such as quoted prices in active markets for similar investments, quoted prices for identical or similar investments in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the investment.

Commingled Pool Fund, Commingled Bond Funds

These investments are public investment securities valued using the NAV provided by the Trustee. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments, which are traded on an active market.

Unisys Interest Income Fund

The fund invests in a diversified portfolio of short-term bonds and other fixed income securities. The fund also purchases third party wrap contracts that are designed to permit the fund to use contract value accounting to provide for the payment of participant directed withdrawals and exchanges at contract value under most circumstances. Investments in wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. Underlying debt securities, including restricted securities are valued based on quotations received from dealers who make markets in such securities or by independent pricing services.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement of the investment.

The Plan has no Level 3 investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following sets forth by level, within the fair value hierarchy, the Plan's assets at fair value at December 31, 2009 (in thousands):

                               Fair value      Level 1      Level 2      Level 3
                               -------------------------------------------------
Mutual Funds:
  Equity                       $  757,805    $  757,805    $    --           --
  Balanced                        369,276       369,276         --           --
  Bonds                           131,756       131,756         --           --
  Money Market                    147,777       147,777         --           --
Common Collective Trusts:
  Equity                           15,742           --         15,742        --
  Debt                             18,071           --         18,071
Unisys Common Stock Funds         109,714       109,714         --           --
Unisys Interest Income Fund       285,872           --        285,872        --
                               -------------------------------------------------
                               $1,836,013    $1,516,328      $319,685        --
                               =================================================

The following sets forth by level, within the fair value hierarchy, the Plan's assets at fair value at December 31, 2008 (in thousands):

                               Fair value      Level 1      Level 2      Level 3
                               -------------------------------------------------
Mutual Funds:
  Equity                       $  585,376    $  585,376    $    --           --
  Balanced                        308,261       308,261         --           --
  Bonds                           112,081       112,081         --           --
  Money Market                    168,281       168,281         --           --
Common Collective Trusts:
  Equity                           13,922           --         13,922        --
  Debt                             15,751           --         15,751
Unisys Common Stock Funds          29,648        29,648         --           --
Unisys Interest Income Fund       299,992           --        299,992        --
                               -------------------------------------------------
                               $1,533,312    $1,203,647      $329,665        --
                               =================================================

4.   INVESTMENTS

The Plan's investments at December 31, 2008 were held in trusts with Fidelity Management Trust Company and Wachovia Bank N.A., each of which was established for the investment of the Plan's assets. In March 2009, the Wachovia funds were transferred to Fidelity Management Trust Company.

During 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                               2009                    2008
                                          -------------------------------------
                                                        (In Thousands)

Mutual Funds                                 $302,445                 $(702,631)
Common Collective Trusts                        5,343                    (8,385)
Unisys Common Stock Funds                      97,603                   (66,202)
                                          -------------------------------------
                                             $405,391                 $(777,218)
                                          =====================================

Investments that represent 5% or more of fair value of the Plan's assets are as follows:

                                                        December 31
                                               2009                    2008
                                          --------------------------------------
                                                       (In Thousands)

Unisys Interest Income Fund
  (stated at contract value)                 $285,381                 $306,867
Fidelity Institutional Money Market Fund      110,393                  122,809
Fidelity Asset Manager Fund                   113,364                   97,323
Fidelity Magellan Fund                        120,387                   94,061
Fidelity Asset Manager Growth Fund            108,612                   90,450
Fidelity Contra Fund                           98,299                   81,280
Unisys Stock Fund                             107,345                   29,063


Employer matching contributions to the Plan are invested in the Unisys Stock Fund. Because of a change in Federal law, effective January 1, 2007, the Plan allows participants the right to move any portion of their account that is added to the participant's Plan account on or after January 1, 2007 that is invested in the Unisys Stock Fund, into other investment alternatives under the Plan. This right extends to all of the Unisys Stock Fund held under the Plan, except that it applies within limits to participant's pre-2007 account balance. Prior to January 1, 2007, the Plan allowed a participant who was age 50 or older to divest up to 100% of their pre-2007 Unisys Stock Fund holdings. Effective January 1, 2007, Plan participants can divest up to 100% of their pre-2007 holdings in the Unisys Stock Fund as of January 1st of the calendar year in which the participant turns 50. In accordance with the transition provisions of the Federal law, Plan participants under age 50 with at least three years of service were allowed to divest their pre-2007 Unisys Stock
Fund balance as follows: beginning January 1, 2007, 33% of the shares owned prior to 2007; January 1, 2008, 66% of the shares owned prior to 2007; and January 1, 2009, 100% of the shares owned prior to 2007.

Information about the net assets and the significant components of the changes in net assets relating to the predominantly nonparticipant-directed investments is as follows:

                                                        December 31
                                               2009                    2008
                                          --------------------------------------
                                                       (In Thousands)

Net Assets:
   Unisys Stock Fund                         $     --                 $29,063
   Unisys Common Stock Fund                        --                     585
                                          --------------------------------------
                                             $     --                 $29,648
                                          ======================================

                                                    Year Ended December 31
                                               2009                    2008
                                          --------------------------------------
                                                        (In Thousands)

Changes in net assets:
   Interest and dividends                    $     --                $     65
   Net depreciation in
     fair value of investments                     --                 (66,202)
   Contributions, net                              --                  13,558
   Benefit payments                                --                  (4,154)
   Administrative and other expenses               --                      (7)
   Net transfers                                   --                  10,052
                                          --------------------------------------
Total                                        $     --                $(46,688)
                                          ======================================

5.   TAX STATUS OF THE PLAN

The Plan has received a determination letter from the Internal Revenue Service dated September 25, 2002, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated.

Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

6.   RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits. Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

7.   RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by Fidelity Management Trust Company, the Trustee. The Plan also holds shares of common stock of the Company. At December 31, 2009, the Plan held 61,172 and 2,751,463 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively. At December 31, 2008, the Plan held 68,509 and 3,363,622 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively. These transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

8.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                        December 31
                                               2009                    2008
                                          --------------------------------------
                                                       (In Thousands)

Net assets available for benefits per
  the financial statements                 $1,846,542                $1,557,281
Adjustment to fair value from
  contract value for fully benefit-
  responsive investment contracts                 491                    (6,875)
                                          --------------------------------------
Net assets available for benefits
  per the Form 5500                        $1,847,033                $1,550,406
                                          ======================================


The following is a reconciliation of investment income for the year ended December 31, 2009, per the financial statements to the Form 5500 (in thousands):

Net investment income per the financial statements              $437,064
Adjustment to fair value from contract value
  for fully benefit-responsive investment contracts                  491
Reversal of prior year adjustment to fair value from
  contract value for fully benefit-responsive
  investment contracts                                             6,875
                                                                ---------
Investment income per the Form 5500                             $444,430
                                                                =========

9.   SUBSEQUENT EVENTS EVALUATION

Management has evaluated the need for disclosure and/or adjustments resulting from subsequent events through the date these financial statements were issued. The evaluation determined that there were no subsequent events that necessitated disclosure and/or adjustments.

                                        UNISYS SAVINGS PLAN
                                      EIN: 38-0387840 Plan: 004
                  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                         December 31, 2009


                                         Description of investment
                                         including maturity date,
                                         number of shares,
Identity of issuer, borrower,            rate of interest,                                       Current
lessor or similar party                  par or no par, maturity value           Cost**          value
------------------------------------------------------------------------------------------------------------------
*Fidelity Funds:                         <c>                                     <c>             <c>
   Fidelity Fund                         Registered Investment Company           $               $    9,190,309
   Puritan Fund                          Registered Investment Company                               14,274,966
   Trend Fund                            Registered Investment Company                                2,726,570
   Ginnie Mae Portfolio Fund             Registered Investment Company                               12,286,711
   Magellan Fund                         Registered Investment Company                              120,387,399
   Contra Fund                           Registered Investment Company                               98,299,157
   Equity Income Fund                    Registered Investment Company                               15,883,631
   Growth Company Fund                   Registered Investment Company                               22,378,657
   Growth & Income Portfolio             Registered Investment Company                               11,858,671
   Capital & Income Portfolio Fund       Registered Investment Company                               20,327,026
   Value Fund                            Registered Investment Company                               34,440,525
   Mortgage Securities Portfolio Fund    Registered Investment Company                                1,795,806
   Government Securities Fund            Registered Investment Company                               24,752,147
   Independence Fund                     Registered Investment Company                               10,183,014
   Over-The-Counter Portfolio Fund       Registered Investment Company                               11,759,677
   Overseas Fund                         Registered Investment Company                                6,324,675
   Europe Fund                           Registered Investment Company                                6,463,166
   Pacific Fund                          Registered Investment Company                                6,366,757
   Real Estate Investment Portfolio
       Fund                              Registered Investment Company                               12,406,837
   Balanced Fund                         Registered Investment Company                               34,940,805
   International Growth & Income Fund    Registered Investment Company                               13,072,892
   Capital Appreciation Fund             Registered Investment Company                               10,500,482
   Conv. Securities Fund                 Registered Investment Company                               11,164,025
   Canada Fund                           Registered Investment Company                               28,092,799
   Utilities Fund                        Registered Investment Company                                8,441,277
   Blue Chip Fund                        Registered Investment Company                               33,061,523
   Asset Manager Fund                    Registered Investment Company                              113,363,577
   Disciplined Equity Fund               Registered Investment Company                                4,168,271
   Low-Priced Fund                       Registered Investment Company                               43,766,091
   Worldwide Fund                        Registered Investment Company                                5,334,535
   Equity Income II Fund                 Registered Investment Company                               17,938,129
   Stock Selector Fund                   Registered Investment Company                                4,403,662
   Asset Manager Growth Fund             Registered Investment Company                              108,612,233
   Emerging Markets Fund                 Registered Investment Company                               17,692,583
   Aggressive Growth Fund                Registered Investment Company                               11,718,289
   Diversified International Fund        Registered Investment Company                               31,069,345
   Asset Manager Income Fund             Registered Investment Company                               24,285,708
   Dividend Growth Fund                  Registered Investment Company                               18,178,721
   New Markets Income Fund               Registered Investment Company                               21,276,365
   Export & Multinational Fund           Registered Investment Company                               10,652,677
   Global Balanced Fund                  Registered Investment Company                                4,100,671
   Aggressive International Fund         Registered Investment Company                                2,598,881
   Small Capital Stock Fund              Registered Investment Company                               12,210,343
   Mid-Capital Stock Fund                Registered Investment Company                               23,194,347
   Large-Capital Stock Fund              Registered Investment Company                                4,673,986
   Discovery                             Registered Investment Company                                1,934,494
   Europe Capital Appreciation
       Stock Fund                        Registered Investment Company                                4,270,682
   Asset Manager Aggressive              Registered Investment Company                                2,853,017
   Latin America Fund                    Registered Investment Company                               39,096,342
   Japan Fund                            Registered Investment Company                                2,552,780
   Southeast Asia Fund                   Registered Investment Company                               13,388,798
   Strategic Income                      Registered Investment Company                               15,161,229
   Freedom Income Fund                   Registered Investment Company                                1,659,711
   Freedom 2000 Fund                     Registered Investment Company                                1,116,065
   Freedom 2010 Fund                     Registered Investment Company                               11,967,936
   Freedom 2020 Fund                     Registered Investment Company                               21,333,713
   Freedom 2030 Fund                     Registered Investment Company                               14,692,103
   Spartan Total Market Index Fund       Registered Investment Company                               11,021,730
   Spartan Extended Market Index Fund    Registered Investment Company                                6,113,861
   Spartan International Market
       Index Fund                        Registered Investment Company                                4,452,295

*Fidelity Funds:
   Fifty Fund                            Registered Investment Company                                5,535,996
   U.S. Bond Index Portfolio Fund        Registered Investment Company                               21,987,182
   Institutional Short-Intermediate
       Government. Portfolio             Registered Investment Company                                5,910,466
   Inflation Pro Bond                    Registered Investment Company                                8,259,369
   FID Freedom 2040                      Registered Investment Company                                4,912,220
                                                                                                ---------------
                                                                                                  1,258,837,907
                                                                                                ---------------

*Fidelity Institutional Funds:
   Institutional Money Market Fund       Registered Investment Company                              110,393,120

*Fidelity Money Market Funds:
   Retirement Money Market
       Portfolio Fund                    Registered Investment Company                                1,904,790
   Retirement Gov't. Money Market
       Portfolio Fund                    Registered Investment Company                               35,478,799
                                                                                                ---------------
                                                                                                     37,383,589
                                                                                                ---------------

*Fidelity U.S. Equity Index
   Commingled Pool Fund                  Commingled Pool Fund                                        15,741,638
   FMTC Short Duration Pool              Commingled Pool Fund                                         3,235,356
   FMTC Broad Market Duration Pool       Commingled Pool Fund                                         6,927,571
   FMTC Intermediate Duration Pool       Commingled Pool Fund                                         7,908,226
                                                                                                ---------------
                                                                                                     33,812,791
                                                                                                ---------------
           Total Fidelity Funds                                                                   1,440,427,407
                                                                                                ---------------

*Unisys Common Stock Funds:
   Unisys Common Stock Fund              61,172 shares of Common
                                         Stock Fund                                5,294,709          2,368,309
   Unisys Stock Fund                     2,751,463 shares of Common
                                         Stock Fund                              145,184,008        107,345,274
                                                                                                ---------------
           Total Unisys Common Stock Funds                                                          109,713,583
                                                                                                ---------------

*Unisys Interest Income Fund:
   Fidelity STIF                         Cash Portfolio; 0.2597%                                     40,983,758
   JP Morgan Chase                       #AUNISYS-2-07; 1.958%                                       82,917,845
   AIG Financial Products                #944763; 2.037%                                             39,559,413
   Rabobank Nederland                    #UNI040701; 2.038%                                          61,165,335
   State Street                          #107009; 2.018%                                             61,245,836
                                                                                                ---------------
          Total Unisys Interest Income Fund                                                         285,872,187
                                                                                                ---------------

*Participants' loans                     Interest rates from 4.00% to 10.50%         --              11,019,781
                                         with maturities from 2010 to 2025                      ---------------
          Total                                                                                  $1,847,032,958
                                                                                                ===============


*   Party in interest
**  Cost is not applicable for participant-directed investments

See accompanying Report of Independent Registered Public Accounting Firm.

                               SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                    UNISYS SAVINGS PLAN

                                                    UNISYS CORPORATION


Date:   June 28, 2010                        By:  /s/ Scott Hurley
                                                  --------------------------
                                                  Scott Hurley
                                                  Vice President and
                                                  Corporate Controller

                                EXHIBIT INDEX


Exhibit
Number                      Description
-------                     -----------

23                          Consent of KPMG LLP, Independent Registered Public
                            Accounting Firm